3/24

AB 3/23/06

06005958

SEC[...] [...]SSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2006 WASH, D.C. 152

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cabrera Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 S. LaSalle Street, Suite 1050
(No. and Street)

Chicago, (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Martin Cabrera, Jr. (312) 236-8888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name – *if individual, state last, first, middle name*)

220 S. State Street, (Address) Chicago, (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Aguilar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabrera Capital Markets, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 24th day of February, 2006.

Signature

Chief Operating Officer
Title

Notary Public

"OFFICIAL SEAL"
ERICA TEBO
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 2/26/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CABRERA CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

(FILED PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Cabrera Capital Markets, Inc.
Chicago, Illinois 60604

I have audited the accompanying statement of financial condition of Cabrera Capital Markets, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cabrera Capital Markets, Inc. as of December 31, 2005, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

Chicago, Illinois
February 24, 2006

CABRERA CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents		$ 349,661
Commissions & fees receivable		1,128,508
Receivable from clearing broker		4,536,834
Deposit with broker/dealer		250,000
Securities owned – at market value		11,974,410
Note receivable – shareholder		52,000
Property, plant and equipment, net of accumulated depreciation of $96,357		240,599
Other assets		9,410
Total assets		$ 18,541,422

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Note payable – bank		$ 1,525,650
Accounts payable and accrued expenses		167,840
Securities sold, not yet purchased- at market value		3,361,423
Payable to clearing broker		12,058,470
Total liabilities		17,113,383
Stockholders' Equity		
Common stock, $1 par value; authorized 56,000 shares; issued and outstanding 35,000 shares	$ 35,000	
Additional paid in capital	231,090	
Retained earnings	1,161,949	
Total stockholders' equity		1,428,039
Total liabilities and stockholders' equity		$ 18,541,422

The accompanying notes to the financial statements are an integral part of this statement.

CABRERA CAPITAL MARKETS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues		
Trading income	$ 521,528	
Commissions and fees	6,909,656	
Interest income	105,321	
Other	826,887	
Total revenue		$ 8,363,392
Expenses		
Commissions expense	490,185	
Clearing and execution charges	625,646	
Management fees	59,399	
Compensation and related benefits	4,474,538	
Rent and occupancy	248,186	
Professional fees	213,003	
Exchange dues & fees	36,766	
Interest expense	139,927	
Other operating expenses	1,519,026	
Total operating expenses		7,806,676
Net income		$ 556,716

The accompanying notes to the financial statements are an integral part of this statement.

CABRERA CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balance December 31, 2004	$ 35,000	$ 231,090	$ 605,233	$ 871,323
Add: Net income for the year ended December 31, 2005			556,716	556,716
Balance, December 31, 2005	$ 35,000	$ 231,090	$ 1,161,949	$ 1,428,039

The accompanying notes to the financial statements are an integral part of this statement.

CABRERA CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From (To) Operating Activities:		
Net income	$ 556,716	
Depreciation	73,689	
Changes in assets and liabilities:		
Commissions and fees receivable	(547,782)	
Deposit with broker/dealer	(50,000)	
Increase in securities sold- at market	3,145,033	
Receivable from clearing broker	(4,536,834)	
Other assets	(4,300)	
Accounts payable and accrued expenses	(37,821)	
Increase in securities owned – at market	(11,453,845)	
Payable to clearing broker	12,058,470	
Net cash from (to) operating activities		$ (796,674)
Cash Flows From (To) Investing Activities:		
Purchases of equipment	(100,078)	
Net cash from (to) investing activities		(100,078)
Cash Flows From (To) Financing Activities:		
Increase in note payable – bank	1,207,000	
Net cash from (to) financing activities		1,207,000
Net increase (decrease) in cash		310,248
Cash at January 1, 2005		39,413
Cash at December 31, 2005		$ 349,661

Supplemental Information:

During the year ended December 31, 2005, the following amounts were paid:

Interest expense	$139,927
Income taxes	$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

CABRERA CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

(1) ORGANIZATION AND GENERAL

Cabrera Capital Markets, Inc., was incorporated in the State of Illinois on April 24, 2003. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business is the sale of securities and participation in underwritings.

Prior to April 24, 2003, the Company was a wholly owned subsidiary of Cabrera Capital Management, Inc. and was incorporated in the State of Wisconsin on September 5, 1986.

Effective May 1, 2001, in conjunction with an ownership change, the name of the Corporation was changed from First Securities Corporation to Cabrera Capital Markets, Inc.

(2) SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Cabrera Capital Markets, Inc. in preparing the accompanying financial statements is set forth below.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets.

Securities Owned/Securities Sold

Securities owned and securities sold are valued at quoted market prices consistent with industry practice.

(2) SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Recognition

Securities transactions and related revenue and expense, other than the sale of direct participation programs are recorded on a trade date basis. Revenue derived from underwritings and direct participation programs (on contingent offerings) is recognized at the time the escrow agent distributes sales commissions to the Company.

Income Taxes

Effective July 1, 2003, the Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the taxable income or loss of the Company is allocated to the shareholders, who are responsible for taxes thereon. The Company will be subject to State of Illinois replacement tax.

(3) CLEARING AGREEMENT WITH OFF-BALANCE SHEET RISK

Clearing Agreement – the Company has entered into an agreement with another broker/dealer (Clearing Broker/Dealer) whereby that broker/dealer will execute and clear securities transactions for the Company on a fully disclosed basis. Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer while this agreement is in effect. The Company has also agreed to regulatory arbitration and waived its right to court remedies regarding disputes between the Company and the clearing broker/dealer. At December 31, 2005, the Company is currently transferring its clearing arrangement to another broker/dealer. The Company has deposited $250,000 with the clearing broker/dealers to assure the Company's performance under the agreements.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred during the period ended December 31, 2005.

(4) RELATED PARTY TRANSACTIONS

The Company was formerly wholly owned by Cabrera Capital Management, Inc.(Former Parent) Pursuant to a written agreement, the Former Parent Company provides office space, administrative assistance, clerical help and various other general administration support services to the Company.

During the year ended December 31, 2005, the Company paid $33,875 of management fees to the Former Parent Company. No amounts were outstanding to the Former Parent Company at December 31, 2005.

CABRERA CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

(5) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness", whichever is greater as these terms are defined.

Net Capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had net capital and net capital requirements of $313,938 and $250,000 respectively. The net capital rule may effectively restrict the payment of cash distributions.

(6) ADDITIONAL PAID IN CAPITAL

Pursuant to the terms of the ownership on May 1, 2001, the former owners received distributions of the amount of tangible assets owned at the date of the closing.

In order to maintain the required net capital referred to in Note 5, the Former Parent Company contributed $151,090 as additional paid in capital for the period of April 28, 2001 through June 30, 2002.

In addition, the Former Parent Company contributed $80,000 as additional paid in capital during January, 2003.

(7) LINE OF CREDIT

The Company has available a line of credit of $1,750,000 from a bank. This line of credit is due on demand and provides for interest at the bank's prime lending rate (7.25% at December 31, 2005). The Company's securities are pledged as collateral on this borrowing. At December 31, 2005, there was an outstanding balance of $1,525,650 on the line of credit.

CABRERA CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

(8) COMMITMENTS AND CONTINGENCIES

The Company occupies its offices under leases which expire through June 30, 2015. Rent expense including utilities and additional operating costs for the fiscal year ended December 31, 2005 was $248,186. Future rental commitments under the terms of the leases are as follows:

Year Ending		Minimum Rent
2006		$ 142,448
2007		145,569
2008		133,902
2009		115,973
2010		118,270
	Subtotal:	656,162
Thereafter		560,346
Total		$1,216,508

(9) SUBSEQUENT EVENT

Effective February 1, 2006, the Company has secured a revolving subordinated loan agreement with LaSalle Bank National Association in the amount of $4,000,000.

Under the terms of the approved subordination agreement, the loan is considered as part of the Company's net capital pursuant to the Uniform Net Capital Rule (Rule 15c3-1).

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Cabrera Capital Markets, Inc. as of 12/31/05

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Conditon - Item 1800			$ 1,428,039	3480
2. Deduct Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			1,428,039	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)			33	3525
5. Total capital and allowable subordinated liabilities			$ 1,428,039	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		$ 302,009 [3540]		
1. Additional charges for customers' and non-customers' security accounts		$ [3550]		
2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
B. Aged fail-to-deliver		[3570]		
1. Number of items	29 [3450]			
C. Aged short security differences-less reserve of	$ [3460]	30 [3580]		
number of items	[3470]			
D. Secured demand note deficiency		[3590]		
E. Commodity futures contracts and spot commodities - proproetary capital charges		[3600]		
F. Other deductions and/or charges		[3610]		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3615]		
H. Total deductions and/or charges			(302,009)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 1,126,030	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities committments		$ [3660]		
B. Subordinated securities borrowings		[3670]		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		31 [3680]		
2. U.S. and Canadian government obligations		202,190 [3690]		
3. State and municipal government obligations		609,902 [3700]		
4. Corporate obligations		[3710]		
5. Stocks and warrants		[3720]		
6. Options		[3730]		
7. Arbitrage		[3732]		
8. Other securities		32 [3734]		
D. Undue Concentration		[3650]		
E. Other (List)		[3736]	(812,092)	3740
10. Net Capital			$ 313,938	3750

OMIT PENNIES

Line 6A; Nonallwable Assets

Note receivable - shareholder	$ 52,000
Property and equipment - net	240,599
Other assets	9,410
Total	$ 302,009

There are no material modifications between the above audited computation of net capital and the Company's corresponding unaudited filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Cabrera Capital Markets, Inc. as of 12/31/05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	112,899	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14. Excess net capital (line 10 less 13)	$	63,938	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	144,589	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	1,693,490	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$	1,693,490	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%	539	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less item 4880 page 25)				%	539	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

There are no material modifications between the above audited computation of aggregate indebtedness and the Company's corresponding unaudited filing.

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. *Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under* Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Cabrera Capital Markets, Inc. as of 12/31/05

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ..... 52 $		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 51 ____ 4335		4570
D. (k)(3) — Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B ..... $	-0-	4586
A. Number of items		4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D ..... $	-0-	4588
A. Number of items 53		4589
		OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ..... Yes X 4584 No ____ 4585

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Cabrera Capital Markets, Inc. as of 12/31/05

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

Item		Code		Code
1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) [46]	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days [47]		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days		4420		
10. Other (List) Commission Recapture	1,587	4425		
11. TOTAL CREDITS			$ 1,587	4430

DEBIT BALANCES

Item		Code		Code
12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List). [48]		4469		
17. **Aggregate debit items			$	4470
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)			( )	4471
19. **TOTAL 14c3-3 DEBITS			$	4472

RESERVE COMPUTATION

Item		Code
20. Excess of total debits over total credits (line 19 less line 11) [49]	$	4480
21. Excess of total credits over total debits (line 11 less line 19)	1,587	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	1,666	4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period	2,438	4510
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities		4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$ 2,438	4530
26. Date of deposit (MMDDYY)		4540

FREQUENCY OF COMPUTATION

27. Daily [50] ______ [4332] Weekly ______ [4333] Monthly X [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

See Auditor's Report.

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Board of Directors
Cabrera Capital Markets, Inc.

In planning and performing my audit of the financial statement of Cabrera Capital Markets, Inc. for the year ended December 31, 2005, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Cabrera Capital Markets, Inc. that I considered relevant to the objectives stated in rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

(2) Making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountant

Chicago, Illinois
February 24, 2006